UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Twelve Seas Investment Company II
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

90118T205**
(CUSIP Number)

February 26, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Reflects the CUSIP number for the Issuers Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant (the Units).

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G

CUSIP No. 90118T205

1
Names of Reporting Persons
Atalaya Special Purpose Investment Fund LP

2
Check the appropriate box if a member of a Group (see instructions)
(a)  [x]
(b)  [ ]

3
Sec Use Only

4
Citizenship or Place of Organization
Delaware


Number of Shares Beneficially Owned by Each Reporting
Person With:


5
  Sole Voting Power

  0


6
  Shared Voting Power

  750,000


7
  Sole Dispositive Power

  0


8
  Shared Dispositive Power

  750,000


9
Aggregate Amount Beneficially Owned by Each Reporting Person
750,000

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]

11
Percent of class represented by amount in row (9)
2.4%

12
Type of Reporting Person (See Instructions)
PN


CUSIP No. 90118T205

1
Names of Reporting Persons
Atalaya Capital Management LP


2
Check the appropriate box if a member of a Group
(see instructions)
(a)  [x]
(b)  [ ]


3
Sec Use Only


4
Citizenship or Place of Organization
Delaware


Number of Shares Beneficially Owned by Each Reporting
Person With:

5
  Sole Voting Power

  0


6
  Shared Voting Power

  750,000


7
  Sole Dispositive Power

  0


8
  Shared Dispositive Power

  750,000


9
Aggregate Amount Beneficially Owned by Each Reporting Person
750,000


10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]


11
Percent of class represented by amount in row (9)
2.4%


12
Type of Reporting Person (See Instructions)
IA, PN


CUSIP No. 90118T205

1
Names of Reporting Persons
Corbin ERISA Opportunity Fund, Ltd.


2
Check the appropriate box if a member of a Group
(see instructions)
(a)  [x]
(b)  [ ]


3
Sec Use Only

4
Citizenship or Place of Organization
Cayman Islands


Number of Shares Beneficially Owned by Each Reporting
Person With:

5
  Sole Voting Power

  0


6
  Shared Voting Power

  875,000


7
  Sole Dispositive Power

  0


8
  Shared Dispositive Power

  875,000


9
Aggregate Amount Beneficially Owned by Each Reporting Person
875,000


10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]


11
Percent of class represented by amount in row (9)
2.8%


12
Type of Reporting Person (See Instructions)
OO


CUSIP No. 90118T205

1
Names of Reporting Persons
Corbin Opportunity Fund, L.P.


2
Check the appropriate box if a member of a Group
(see instructions)
(a)  [x]
(b)  [ ]


3
Sec Use Only


4
Citizenship or Place of Organization
Delaware


Number of Shares Beneficially Owned by Each Reporting
Person With:

5
Sole Voting Power

  0


6
  Shared Voting Power

  375,000


7
  Sole Dispositive Power

  0


8
  Shared Dispositive Power

  375,000


9
Aggregate Amount Beneficially Owned by Each Reporting Person
375,000


10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]


11
Percent of class represented by amount in row (9)
1.2%


12
Type of Reporting Person (See Instructions)
PN





CUSIP No. 90118T205

1
Names of Reporting Persons
Corbin Capital Partners Group, LLC


2
Check the appropriate box if a member of a Group
(see instructions)
(a)  [x]
(b)  [ ]


3
Sec Use Only


4
Citizenship or Place of Organization
Delaware


Number of Shares Beneficially Owned by Each Reporting
Person With:


5
  Sole Voting Power

  0


6
  Shared Voting Power

  1,250,000


7
  Sole Dispositive Power

  0


8
  Shared Dispositive Power

  1,250,000


9
Aggregate Amount Beneficially Owned by Each Reporting Person
1,250,000


10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]


11
Percent of class represented by amount in row (9)
4.0%


12
Type of Reporting Person (See Instructions)
OO




CUSIP No.
90118T205

1
Names of Reporting Persons
Corbin Capital Partners, L.P.


2
Check the appropriate box if a member of a Group
(see instructions)
(a)  [x]
(b)  [ ]


3
Sec Use Only


4
Citizenship or Place of Organization
Delaware


Number of Shares Beneficially Owned by Each Reporting
Person With:

5
  Sole Voting Power

  0


6
  Shared Voting Power

  1,250,000


7
  Sole Dispositive Power

  0


8
  Shared Dispositive Power

  1,250,000


9
Aggregate Amount Beneficially Owned by Each Reporting Person
1,250,000


10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]


11
Percent of class represented by amount in row (9)
4.0%


12
Type of Reporting Person (See Instructions)
IA, PN




Item 1(a).	Name of Issuer:
       Twelve Seas Investment Company II

Item 1(b).	Address of Issuers Principal Executive Offices:
       2685 Nottingham Avenue, Los Angeles, California 90027

Item 2(a).	Name of Person Filing:
        This Statement is filed on behalf of the following persons (collectively, the Reporting Persons):

i.	Atalaya Special Purpose Investment Fund LP (ASPIF);
ii.	Atalaya Capital Management LP (ACM);
iii.	Corbin ERISA Opportunity Fund, Ltd. (Corbin);
iv.	Corbin Opportunity Fund, L.P. (COF);
v.	Corbin Capital Partners Group, LLC (CCPG); and
vi.	Corbin Capital Partners, L.P. (CCP).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

       The address of the principal business office of each of ASPIF and ACM is One Rockefeller Plaza, 32nd Floor, New York, NY 10020. The address of the principal business office of each of Corbin, CCPG, CCP, and COF is 590 Madison Avenue, 31st Floor, New York, NY 10022.

Item 2(c).	Citizenship:

       Each of ACM ASPIF, CCP, and COF is a Delaware limited partnership. Corbin is a Cayman Islands exempted company. CCPG is a Delaware limited liability company.

Item 2(d).	Title and Class of Securities:
		Class A Common Stock, par value $0.0001 per share (the Shares)

Item 2(e).	CUSIP Number:
		90118T205

Item 3. 	If This Statement is Filed Pursuant to 240.13d-1(b) or
		240.13d-2(b) or (c), Check Whether the Person Filing is a:

       This Item 3 is not applicable.

Item 4(a).	Amount Beneficially Owned:
		As of the date hereof, ASPIF may be deemed the beneficial ownerof 750,000 Shares underlying Units. ACM may be deemed to be the beneficial owner of 750,000 Shares underlying Units, which amount includes the 750,000 Shares underlying Units beneficially owned by ASPIF. Each of CCPG and CCP may be deemed the beneficial owner of 1,250,000 Shares underlying Units, which amount includes the 875,000 and 375,000 Shares underlying Units beneficially owned by Corbin and COF,respectively.


Item 4(b).	Percent of Class:
       As of the date hereof, ASPIF may be deemed the beneficial owner of approximately2.4% of Shares outstanding. ACM may be deemed the beneficial owner of approximately 2.4% of Shares outstanding, which amount includes the 2.4% of Shares outstanding beneficially owned by ASPIF. Each of CCPG and CCP may be deemed the beneficial owner of approximately 4.0% of Shares outstanding, which amount includes the 2.8% and 1.2% Shares outstanding beneficially owned by Corbin and COF, respectively. (These percentages are based on 31,075,000 Shares outstanding as reported in the Issuers Prospectus filed pursuant to Rule 424(b)(4) on March 1, 2021.)

Item 4(c).	Number of shares as to which such person has:

ASPIF:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  750,000
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  750,000

ACM:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  750,000
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  750,000

Corbin:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  875,000
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  875,000

COF:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  375,000
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  375,000

CCPG:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  1,250,000
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  1,250,000

CCP:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  1,250,000
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  1,250,000

       The Shares are directly held by ASPIF, Corbin and COF (the Direct Holders). As ASPIFs investment manager, ACM has the power to vote and direct the disposition of all Shares held by ASPIF. As Corbin and COFs investment manager, CCP has the power to vote and direct the disposition of all Shares held by Corbin and COF. This report shall not be deemed an admission that ACM, CCP, the Direct Holders or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Act, or for any other purpose.

Item 5.		Ownership of Five Percent or Less of a Class.
		This Item 5 is not applicable.

Item 6.		Ownership of more than Five Percent on Behalf of Another Person.
		This Item 6 is not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
		This Item 7 is not applicable.

Item 8.		Identification and classification of members of the group.

   	ASPIF, ACM, Corbin, CCPG, CCP, and COF may be deemed members of a group, as defined in Rule 13d-5 under the Act, with respect to the Shares. Such group may be deemed to beneficially own 2,000,000 Shares. Corbin, CCPG, CCP and COF disclaim beneficial ownership over the Shares held directly by ASPIF. ASPIF and ACM disclaim beneficial ownership over the Shares held directly by Corbin and COF.

Item 9.		Notice of Dissolution of Group.
		Not applicable

Item 10.	Certifications.

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Atalaya Special Purpose Investment Fund LP
By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Capital Management LP
By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Corbin ERISA Opportunity Fund, Ltd.
By: Corbin Capital Partners, L.P., its Investment Manager
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Opportunity Fund, L.P.
By: Corbin Capital Partners, L.P., its Investment Manager
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners Group, LLC
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin Capital Partners, L.P.
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel




March 8, 2021
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


EXHIBIT INDEX

Ex.

  A.	Joint Filing Agreement


Exhibit A

JOINT FILING AGREEMENT

       The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A common stock of Twelve Seas Investment Company II, filed March 8, 2021 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Atalaya Special Purpose Investment Fund LP
By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Capital Management LP
By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Corbin ERISA Opportunity Fund, Ltd.
By: Corbin Capital Partners, L.P., its Investment Manager
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Opportunity Fund, L.P.
By: Corbin Capital Partners, L.P., its Investment Manager
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners Group, LLC
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin Capital Partners, L.P.
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel

March 8, 2021